Endeavour Silver Reports Updated NI 43-101 Mineral Resource and Reserve Estimates and Pre-Feasibility Study for Terronera Mine, Jalisco, Mexico

VANCOUVER, BC -- (Marketwired - April 03, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) reports updated NI43-101 Mineral Resource and Reserve Estimates and a Pre-Feasibility Study ("PFS") for its Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico. The PFS will be filed on SEDAR and EDGAR within 45 days of this news release.

The Mineral Resources and Reserves have increased significantly since the Preliminary Economic Assessment was completed in 2015, as outlined below. The main mineralized zone constitutes a shallow, steeply dipping, thick, high-grade portion of the Terronera vein, the development of which should generate reasonably robust economic returns according to the PFS.

Subject to receiving the remaining government mine permits (the MIA or environmental impact statement has already been approved), arranging an appropriate debt financing, and completing certain optimization work on the PFS, management intends to seek approval from the Company's board of directors to commence development of the Terronera mine and related facilities.

Any decision to advance the Terronera mine into production will be based on the PFS rather than a full Feasibility Study, hence the Company cautions that historically, such projects can have a higher risk of economic or technical failure. The characteristics of the Terronera project are similar to the Company's other operating mines in Mexico, and management is confident it has sufficient information, experience and expertise to build and operate such a mine.

Bradford Cooke, CEO of Endeavour Silver, commented, "We look forward to getting the green light to develop Terronera into our fifth mine. The main mineralized zone is relatively shallow, steeply dipping, thick and high grade, which at today's metal prices should generate reasonably robust economic returns. The two-stage development plan starts at 1,000 tpd and expands to 2,000 tpd, which allows us to finance and build a smaller mine, then expand it once the mine is generating positive cash flow. We consider the exploration potential to make new discoveries and expand the resources at Terronera to be very good.

"In 2016, drilling on the Terronera vein expanded the main high-grade, mineralized zone to depth. Surface sampling also located high-grade, silver-gold mineralization in nine other veins on the property. Recently released, very high grade drill results from the La Luz vein confirm the potential for new discoveries. The deep Terronera and shallow La Luz drill results were not included in either the updated Mineral Resource Estimate or the PFS, and they represent one of several opportunities for extending the mine life and optimizing the PFS."

Mineral Resource and Reserve Estimates

In 2014 and 2015, exploration included 17,500 metres of core drilling at a cost of $4.5 million designed to convert Inferred Resources to Indicated Resources. This drilling activity resulted in an increase of 9.7 million silver ounces (49% increase) and 121,000 gold ounces (78%) in the Indicated Resource category from the May 2015 Preliminary Economic Assessment (PEA). The silver and gold ounces in Inferred Resource category fell 1.4 million ounces and 20,400 ounces respectively from the May 2015 PEA due to the upgrading of Inferred Resources to Indicated Resources.

In 2016, the Company spent $4.1 million on mapping, sampling and drilling at the Terronera project. The Company drilled 18,800 metres and released the positive drill results, which were not included in the updated Resource Estimate or PFS. The updated Terronera Indicated Resource Estimate totals 29.6 million silver ounces and 277,000 gold ounces for 49.0 million silver equivalent ounces (Ag Eq), and the Inferred Resource Estimate totals 7.1 million oz Ag and 34,000 oz Au for 9.5 million oz Ag Eq, as shown in the table below.

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               Tonnes                 Ag Eq    Ag oz    Au oz     Ag Eq oz
Classification (000s) Ag g/t Au g/t    g/t    (000s)    (000s)     (000s)
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Indicated       3,959   232   2.18     385    29,530     277       48,920
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Inferred         720    309   1.48     413     7,153      34        9,533
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1.  CIM definitions were followed for Mineral Resource Estimates
2.  Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t Ag Eq cut-off grade and inverse distance cubed grade interpolation.
3.  Ag Eq is calculated using the formula: Ag Eq = Ag g/t + (70*Au g/t).
4.  For the purpose of resource estimation, assays were capped at 15 g/t for
    Au and between 6,000 to 2,000 g/t for Ag.
5.  Metal prices for the Mineral Resource Estimate are: US$18.00/oz Ag and
    US$1,225/ oz Au.
6.  A bulk density of 2.53 tonnes/m3, derived from 566 analyses, was used for the volume to tonnes conversion.
7.  Grade model blocks are 3.0m x 3.0m x 1.5m
8.  Mineral Resources are estimated from the 1,180m El to the 1,680m El, or from surface to approximate 500 m depth.
9.  Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
10. A small amount of the Mineral Resource was historically mined in the upper portion of the Terronera vein and this material has not been included in the Mineral Resource Estimate.
11. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Current Probable Mineral Reserves to be mined total 27.0 million oz silver and 255,000 oz gold for 44.9 million oz silver equivalent (Ag Eq) as shown in the table below.

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               Tonnes                 Ag Eq    Ag oz     Au oz    Ag Eq oz
Classification (000s) Ag g/t Au g/t    g/t     (000s)   (000s)     (000s)
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Probable        4,061   207   1.95     344     27,027     255      44,877
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1.  P&E Mining Consultants Inc. estimated diluted and extractable mineralized resources using a cut-off grade of 150 g/t silver equivalent and employing mechanized cut and fill mining methodology.
2.  Mining extraction was estimated at 95% and dilution was calculated at an average of 10%.

Mine Plan

The mine plan calls for an initial production rate of 1,000 tpd during the first two years of operations, expanding to 2,000 tpd in the third year. The plant will process 4.1 million tonnes over the seven year mine life, grading 207 grams per tonne (gpt) silver and 1.95 gpt gold and recovering 87% of the silver and 75% of the gold. Total life of mine production is expected to be 22.6 million oz silver and 185,000 oz gold for 44.9 million oz Ag Eq, averaging 3.2 million oz silver and 26,400 oz gold or 5.1 million oz Ag Eq per year.

Economic Analysis (all amounts in US dollars)

Initial capital expenditures are estimated to be $69.2 million, comprised of $43.1 million for plant and site infrastructure, $8.7 million for mine development, mine infrastructure and equipment, $9.4 million for owner's costs, construction camp, and engineering, procurement and construction management (EPCM), and $8.0 million for contingencies.

The capital for the Phase 2 expansion from 1,000 tpd to 2,000 tpd is estimated to be $35.5 million. The expansion consists of $12.0 million to provide sufficient power from the state power grid, $12.0 million for plant expansion, $3.5 million for mine equipment, $2.4 million for owner's costs, construction camp, and EPCM and $5.6 million in contingencies. An estimated $27.3 million will be required for sustaining capital after commissioning primarily for mine development and tailings expansion. The total Life of Mine (LOM) capital requirements are estimated to be $132.0 million. Management will seek opportunities to optimize the capital requirements going forward.

LOM average operating costs are estimated to be $43 per tonne for mining, $18 per tonne for processing, $7 per tonne for general and administration, and $4 in royalties for a total cost of $72 per tonne. Using Base Case metal prices of $18 per oz silver and $1,260 per oz gold, total cash costs are estimated to be $3.44 per Ag oz net of the gold by-product credit, and all-in-sustaining costs at site are estimated to be $4.76 per Ag oz over the life of the mine. Management also recognizes opportunities to optimize the operating costs going forward.

The mine is expected to generate LOM revenue of $639.5 million, EBITDA of $347.3 million and total free cash flow of $125.3 million. Using a discount rate of 5%, the expected discounted net present value (NPV) is $78.2 million, the expected after tax internal rate of return (IRR) is 21% and payback of capital is 4.3 years, using the Base Case assumptions.

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Ag Price              Au Price      IRR        NPV         Payback Period
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US$16/oz            US$1,120/oz     14%      US$40.5m         5.1 years
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US$18/oz Base Case  US$1,260/oz     21%      US$78.1m         4.3 years
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US$20/oz            US$1,400/oz     28%     US$112.4m         3.8 years
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PFS Team

Endeavour engaged Smith Foster & Associates Inc. to complete a NI 43-101 PFS for Terronera, including the metallurgical test work and process flowsheet design. P&E Mining Consultants Inc. prepared the Mineral Resource and Reserve Estimates. Knight Piésold provided input on the mine geotechnical data and mine water inflows while AmecFW developed the tailings and water management and reviewed the environmental permits.

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the engineering work supporting the PFS. Peter Smith, P.Eng., Eugenio Iasillo, P. Eng., Eugene Puritch, P.Eng., Ben Peacock, P.Eng., and Scott Fleming, P.E., are the Independent Qualified Persons for the PFS who have reviewed and approved the technical contents of this news release.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017, the timing and results of various future activities, the reliability of mineral resource estimates, the economic analysis and proposed development of the Terronera mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Terronera mineral resource and reserve estimates, economic analysis and estimates for the Terronera, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the reliability of mineral resource and reserve estimates and economic analyses for the Terronera mine, the continued operation of the Company's mines, no material adverse change in the market prices of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Contact Information

For more information, please contact:
Meghan Brown
Director Investor Relations
toll free: 1-877-685-9775
tel: 604-640-4804
email: mbrown@edrsilver.com
website: www.edrsilver.com